UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 ---------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. ___)

                       Grupo Televisa, S.A. (the "Issuer")
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Series A Shares ("A Shares")
                         Series B Shares ("B Shares")(1(
                     Dividend Preferred Shares ("D Shares")
                          Series L Shares ("L Shares")
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   40049J206(2)
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                     Maria Asuncion Aramburuzabala Larregui
                  Paseo de los Tamarindos 400, Torre B, Piso 25
                               Bosques de la Lomas
                                05120 Mexico D.F.
                                     Mexico
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 24, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

 Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on the following pages)
                                 (Page 1 of 19)

------------------
(1) The B Shares will be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended.

(2) CUSIP number is for the Global Depositary Shares ("GDSs") only. GDSs each represent twenty certificados de participacion ordinarios ("CPOs"), each of which currently comprises one A Share, one D Share and one L Share. No CUSIP number exists for the underlying CPOs, A Shares, D Shares or L Shares, since such securities are not traded in the United States.

CUSIP No. 40049J206 GDSs                13D                        Page 2 of 19


   1    NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Trust No. 14520-1

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |X|
                                                                      (b) | |

   3    SEC USE ONLY

   4    SOURCE OF FUNDS*

        AF (See Item 3)

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)                                                    |_|

   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Mexico

                         7   SOLE VOTING POWER

                             -0-

                         8   SHARED VOTING POWER
  NUMBER OF SHARES
BENEFICIALLY OWNED BY        8,000,952,240 B Shares (See Items 5(a) and 5(b))
EACH REPORTING PERSON
        WITH             9   SOLE DISPOSITIVE POWER

                             -0-

                         10  SHARED DISPOSITIVE POWER

                             62,006,754,825 A Shares, 8,000,952,240 B Shares,
                             12,728,787,654 D Shares and 12,728,787,654 L
                             Shares (See Items 5(a) and 5(b))

   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        62,006,754,825 A Shares, 8,000,952,240 B Shares, 12,728,787,654 D
        Shares and 12,728,787,654 L Shares (See Items 5(a) and 5(b))

   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                              |X|

   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        49.71% of A Shares, 13.28% of B Shares, 13.82% of D Shares and 13.82% of L Shares

   14   TYPE OF REPORTING PERSON*

        OO


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 40049J206 GDSs                13D                        Page 3 of 19


   1    NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Maria Asuncion Aramburuzabala Larregui

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |X|
                                                                      (b) | |

   3    SEC USE ONLY

   4    SOURCE OF FUNDS*

        AF (See Item 3)

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)                                                    |_|

   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Mexico

                         7   SOLE VOTING POWER

                             43,630,225 A Shares, 38,394,598 B Shares,
                             61,082,315 D Shares, 61,082,315 Shares
                             (See Items 5(a) and 5(b)

                         8   SHARED VOTING POWER
  NUMBER OF SHARES
BENEFICIALLY OWNED BY        8,000,952,240 B Shares (See Items 5(a) and 5(b))
EACH REPORTING PERSON
        WITH             9   SOLE DISPOSITIVE POWER

                             43,630,225 A Shares, 38,394,598 B Shares,
                             61,082,315 D Shares, 61,082,315 Shares
                             (See Items 5(a) and 5(b)

                         10  SHARED DISPOSITIVE POWER

                             62,006,754,825 A Shares, 8,000,952,240 B Shares,
                             12,728,787,654 D Shares and 12,728,787,654 L
                             Shares (See Items 5(a) and 5(b))

   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        62,050,385,050 A Shares, 8,039,346,838 B Shares, 12,789,869,969 D Shares
        and 12,789,869,969 L Shares (See Items 5(a) and 5(b))

   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                              |X|

   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        49.75% of A Shares, 13.34% of B Shares, 13.88% of D Shares and 13.88% of L Shares

   14   TYPE OF REPORTING PERSON*

        IN


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 40049J206 GDSs                13D                        Page 4 of 19


   1    NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Lucrecia Aramburuzabala Larregui de Fernandez

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |X|
                                                                      (b) | |

   3    SEC USE ONLY

   4    SOURCE OF FUNDS*

        AF (See Item 3)

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)                                                    |_|

   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Mexico

                         7   SOLE VOTING POWER

                             43,630,225 A Shares, 38,394,598 B Shares,
                             61,082,315 D Shares, 61,082,315 Shares
                             (See Items 5(a) and 5(b)

                         8   SHARED VOTING POWER
  NUMBER OF SHARES
BENEFICIALLY OWNED BY        8,000,952,240 B Shares (See Items 5(a) and 5(b))
EACH REPORTING PERSON
        WITH             9   SOLE DISPOSITIVE POWER

                             43,630,225 A Shares, 38,394,598 B Shares,
                             61,082,315 D Shares, 61,082,315 Shares
                             (See Items 5(a) and 5(b)

                         10  SHARED DISPOSITIVE POWER

                             62,006,754,825 A Shares, 8,000,952,240 B Shares,
                             12,728,787,654 D Shares and 12,728,787,654 L
                             Shares (See Items 5(a) and 5(b))

   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        62,050,385,050 A Shares, 8,039,346,838 B Shares, 12,789,869,969 D Shares
        and 12,789,869,969 L Shares (See Items 5(a) and 5(b))

   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                              |X|

   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        49.75% of A Shares, 13.34% of B Shares, 13.88% of D Shares and 13.88% of L Shares

   14   TYPE OF REPORTING PERSON*

        IN


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 40049J206 GDSs                13D                        Page 5 of 19


   1    NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Maria de las Nieves Fernandez Gonzalez

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |X|
                                                                      (b) | |

   3    SEC USE ONLY

   4    SOURCE OF FUNDS*

        AF (See Item 3)

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)                                                    |_|

   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Mexico

                         7   SOLE VOTING POWER

                             -0-

                         8   SHARED VOTING POWER
  NUMBER OF SHARES
BENEFICIALLY OWNED BY        8,000,952,240 B Shares (See Items 5(a) and 5(b))
EACH REPORTING PERSON
        WITH             9   SOLE DISPOSITIVE POWER

                             -0-

                         10  SHARED DISPOSITIVE POWER

                             62,006,754,825 A Shares, 8,000,952,240 B Shares,
                             12,728,787,654 D Shares and 12,728,787,654 L
                             Shares (See Items 5(a) and 5(b))

   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        62,006,754,825 A Shares, 8,000,952,240 B Shares, 12,728,787,654 D Shares
        and 12,728,787,654 L Shares (See Items 5(a) and 5(b))

   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                              |X|

   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        49.71% of A Shares, 13.28% of B Shares, 13.82% of D Shares and 13.82% of L Shares

   14   TYPE OF REPORTING PERSON*

        IN


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 40049J206 GDSs                13D                        Page 6 of 19


   1    NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Antonino Fernandez Rodriguez

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |X|
                                                                      (b) | |

   3    SEC USE ONLY

   4    SOURCE OF FUNDS*

        AF (See Item 3)

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)                                                    |_|

   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Mexico

                         7   SOLE VOTING POWER

                             -0-

                         8   SHARED VOTING POWER
  NUMBER OF SHARES
BENEFICIALLY OWNED BY        8,000,952,240 B Shares (See Items 5(a) and 5(b))
EACH REPORTING PERSON
        WITH             9   SOLE DISPOSITIVE POWER

                             -0-

                         10  SHARED DISPOSITIVE POWER

                             62,006,754,825 A Shares, 8,000,952,240 B Shares,
                             12,728,787,654 D Shares and 12,728,787,654 L
                             Shares (See Items 5(a) and 5(b))

   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        62,006,754,825 A Shares, 8,000,952,240 B Shares, 12,728,787,654 D Shares
        and 12,728,787,654 L Shares (See Items 5(a) and 5(b))

   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                              |X|

   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        49.71% of A Shares, 13.28% of B Shares, 13.82% of D Shares and 13.82% of L Shares

   14   TYPE OF REPORTING PERSON*

        IN


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 40049J206 GDSs                13D                        Page 7 of 19


   1    NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Carlos Fernandez Gonzalez

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |X|
                                                                      (b) | |

   3    SEC USE ONLY

   4    SOURCE OF FUNDS*

        AF (See Item 3)

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)                                                    |_|

   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Mexico

                         7   SOLE VOTING POWER

                             50,165,925 A Shares, 44,146,014 B Shares,
                             70,232,295 D Shares and 70,232,295 L Shares
                             (See Items 5(a) and 5(b))

                         8   SHARED VOTING POWER
  NUMBER OF SHARES
BENEFICIALLY OWNED BY        8,000,952,240 B Shares (See Items 5(a) and 5(b))
EACH REPORTING PERSON
        WITH             9   SOLE DISPOSITIVE POWER

                             50,165,925 A Shares, 44,146,014 B Shares,
                             70,232,295 D Shares and 70,232,295 L Shares
                             (See Items 5(a) and 5(b))

                         10  SHARED DISPOSITIVE POWER

                             62,006,754,825 A Shares, 8,000,952,240 B Shares,
                             12,728,787,654 D Shares and 12,728,787,654 L
                             Shares (See Items 5(a) and 5(b))

   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        62,056,920,750 A Shares, 8,045,098,254 B Shares, 12,799,019,949 D Shares
        and 12,799,019,949 L Shares (See Items 5(a) and 5(b))

   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                              |X|

   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        49.75% of A Shares, 13.35% of B Shares, 13.89% of D Shares and 13.89% of L Shares

   14   TYPE OF REPORTING PERSON*

        IN


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 40049J206 GDSs                13D                        Page 8 of 19


Item 1.           Security and Issuer.
------            -------------------

                  This statement on Schedule 13D (this "Statement") relates to the Series A Shares of common stock, no par value (the "A Shares"), the Series B Shares of common stock, no par value (the "B Shares"), the Dividend Preferred Shares of common stock, no par value (the "D Shares"), and the limited-voting Series L Shares of common stock, no par value ("L Shares" and, together with the A Shares, the B Shares and the D Shares, the "Shares") of Grupo Televisa, S.A. (the "Issuer").

                  The Shares trade in the United Mexican States ("Mexico") primarily in the form of certificados de participacion ordinarios ("CPOs"), each of which currently represents one A Share, one D Share and one L Share, and in the United States in the form of global depositary shares ("GDSs"), each of which comprises 20 CPOs. Following the transactions described under Item 4 of this Statement, one CPO will comprise 117 Shares (25 A Shares, 22 B Shares, 35 D Shares and 35 L Shares). One GDS will continue to represent 20 CPOs.

                  The Issuer is a sociedad anonima organized under the laws of Mexico, whose principal executive offices are located at Avenida Vasco de Quiroga No. 2000, Colonia Santa Fe, 01210 Mexico, D.F., Mexico.

Item 2.           Identity and Background.
------            -----------------------

                  (a) - (c) and (f):

                  This Statement is filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by Maria Asuncion Aramburuzabala Larregui, Lucrecia Aramburuzabala Larregui de Fernandez, Maria de las Nieves Fernandez Gonzalez, Antonino Fernandez Rodriguez and Carlos Fernandez Gonzalez, each of whom is a Mexican citizen (collectively, the "Investors") and Trust No. 14520-1, a trust established under the laws of Mexico for the benefit of the Investors (the "Investor Trust" and, together with the Investors, the "Reporting Persons").

                  The principal business of the Investor Trust is to serve as the vehicle for the Investors' investment in Shares of the Issuer. The principal business address of the Investor Trust is Bosque de Duraznos, No. 75, PH, Col. Bosques de las Lomas, 1170 Mexico, D.F., Mexico. The Investors share the power to determine the investment and voting decisions made by the Investor Trust. As a result, ownership of all Shares beneficially owned by the Investor Trust is deemed to be shared among each member of the Aramburuzabala-Fernandez Family.

                  The name, principal business address, present principal occupation and citizenship of each of the Investors, who are also the members of the technical committee of the Investor Trust, are set forth in Schedule I attached hereto.

CUSIP No. 40049J206 GDSs                13D                        Page 9 of 19


                  (d) and (e)

                  None of the Reporting Persons nor, to the best of their knowledge, any of the directors or executive officers listed in Schedule I, has been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and are not and have not been, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.
------            -------------------------------------------------

                  As more fully described under Item 4, on March 23, 2004, the Investor Trust contributed all of its shares in Grupo Televicentro, S.A. de C.V., a sociedad anonima de capital variable organized under the laws of Mexico ("Televicentro") to Trust No. 80375, a trust established under the laws of Mexico (the "Shareholder Trust"). Upon the fulfillment of certain conditions, as more fully described under Item 4, Televicentro will distribute to the Shareholder Trust all its Shares in the Issuer.

Item 4.           Purpose of Transaction.
------            ----------------------

                  Recapitalization

                  On March 24, 2004, the board of directors of the Issuer decided to propose to its shareholders a series of transactions (the "Recapitalization") principally comprising: (i) a stock split in which each outstanding share of the Issuer will be divided into 25 shares of the same class; (ii) the creation of the B Shares; and (iii) a stock dividend in which the Issuer will distribute fourteen new shares for every 25 shares outstanding after the stock split. This distribution will include B Shares, D Shares and L Shares in different combinations for each class of outstanding stock. Each CPO currently comprises one A Share, one D Share and one L Share, and each GDS represents 20 CPOs. Following the Recapitalization, one CPO will comprise 117 Shares (25 A Shares, 22 B Shares, 35 D Shares and 35 L Shares). One GDS will continue to represent 20 CPOs. The B Shares will be registered under Section 12(b) of the Exchange Act.

                  The Recapitalization will be proposed to shareholders of the Issuer at meetings scheduled for April 16, 2004. Televicentro, which as of the date of this Statement is the controlling shareholder of the Issuer, has indicated that it intends to vote in favor of the Recapitalization.

                  Televicentro Distribution

                  On March 23, 2004, the Investor Trust, the Azcarraga Trust (as defined below) and the Inbursa Trust (as defined below) contributed all their shares in Televicentro to the Shareholder Trust and became beneficiaries of the Shareholder Trust. Before this contribution, the ownership of Televicentro's voting equity securities was as follows: (i) Trust No. 80370, a trust organized under the laws of Mexico for the benefit of Emilio Fernando Azcarraga Jean ("EAJ") (the "Azcarraga Trust"), and Grupo Triple "B", S.A. de C.V., a sociedad anonima de capital variable organized under the laws of Mexico ("Grupo BBB"), owned 55.29%; (ii) Trust No. F/0553, a trust established under the laws of Mexico for the benefit of Promotora Inbursa, S.A. de C.V. (the "Inbursa Trust"), owned 24.70%; and (iii) the Investor Trust owned 20.01%. Promotora Inbursa, S.A. de C.V. ("Promotora Inbursa") is an indirect subsidiary of Grupo Financiero Inbursa, S.A. de C.V. EAJ owns 99.96% of the outstanding voting equity securities of Grupo BBB.

CUSIP No. 40049J206 GDSs                13D                       Page 10 of 19


                  Upon and subject to consummation of the Recapitalization, Televicentro will distribute all its Shares, including Shares held in the form of CPOs, to the Shareholder Trust (the "Televicentro Distribution") and, as a result, will cease to be a shareholder of the Issuer. The Shares beneficially owned by the Inbursa Trust and the Investor Trust will be transferred to the trustee of the CPO trust in exchange for the issuance of 200 million CPOs and 164 million CPOs, respectively. The Shareholder Trust will release two million CPOs to members of the Fernandez family, leaving the Investor Trust with 162 million CPOs.

                  Televicentro currently owns 2,348 million A Shares, 53 million D Shares and 53 million L Shares. Following the Recapitalization, the Televicentro Distribution and related transactions, the Shareholder Trust will beneficially own Shares (including Shares in the form of CPOs) as described in
Item 5 of this Statement.

                  Upon, and subject to the occurrence of, the Televicentro Distribution, the existing arrangements among the Televicentro shareholders, which are described under "Major Shareholders and Related Party Transactions" in the Issuer's annual report on Form 20-F for the fiscal year ended December 31, 2002, will be terminated.

                  Trust Agreement

                  Voting of Shares. Pursuant to the agreement governing the Shareholder Trust (the "Trust Agreement"), the Shares held through the Shareholder Trust will be voted by the trustee as instructed by a Technical Committee comprising five members--three appointed by the Azcarraga Trust and one appointed by each of the Inbursa Trust and the Investor Trust. Accordingly, except as described below, EAJ will control the voting of the shares held through the Shareholder Trust. In elections of directors, the Technical Committee will instruct the trustee to vote the A Shares held through the Shareholder Trust for individuals designated by EAJ. As a result, EAJ will have the ability to direct the election of eleven out of 20 members of the Issuer's board of directors.

                  In accordance with the Trust Agreement, the Technical Committee will instruct the trustee to vote the B Shares held through the Shareholder Trust for a total of five individuals to be elected as members of the Board of Directors of the Issuer, who will be designated as follows. EAJ will be entitled to nominate two individuals. The Investor Trust will be entitled to nominate one individual so long as the Shares it holds through the Shareholder Trust constitute more than two percent of the total issued and outstanding Shares. Until the Inbursa Trust is entitled to withdraw all its Shares from the Shareholder Trust, and so long as the Shares it holds through the Shareholder Trust constitute more than two percent of the total issued and outstanding Shares, it will be entitled to nominate two individuals. Because the B Shares held through the Shareholder Trust following the Televicentro Distribution will constitute 13.28% of the total B Shares outstanding, there can be no assurance that individuals nominated by Shareholder Trust beneficiaries will be elected to the Issuer's Board.

CUSIP No. 40049J206 GDSs                13D                       Page 11 of 19


                  EAJ has agreed to consult with the Inbursa Trust and the Investor Trust as to the voting of shares held through the Shareholder Trust on matters specifically set forth in the Trust Agreement, including increases or reductions in the capital stock of the Issuer (other than the acquisitions by the Issuer of its capital stock as permitted by Mexican law); merger, split-up, dissolution, liquidation or bankruptcy proceedings of the Issuer; related party transactions, extensions of credit, the purchase or sale of assets of the Issuer or share repurchases, in each case exceeding specified thresholds; the furnishment of guaranties, other than in the ordinary course of business; and selection of the chairman of the Issuer's board of directors, if different from EAJ. If either of the Inbursa Trust or the Investor Trust requests that Shares be voted in a particular way on such a matter, and EAJ declines to do so, then notwithstanding the arrangements described below, such party may immediately withdraw its Shares from the Shareholder Trust. These consultation rights will terminate as to either the Inbursa Trust or the Investor Trust if it ceases to be party to the Shareholder Trust or if it owns less than two percent of the total issued and outstanding Shares.

                  Release of Shares. Before July 1, 2005 (except as described above or if certain changes in Mexican tax laws are approved), the Shareholder Trust beneficiaries will not be permitted to withdraw Shares from the Shareholder Trust or to pledge Shares without the consent of the other beneficiaries. During this period, Shareholder Trust beneficiaries will have only limited rights to transfer, assign or pledge their interests in the Shareholder Trust. Beginning July 1, 2005, the Investor Trust may withdraw any or all of its Shares from the Shareholder Trust. The Inbursa Trust may withdraw up to two-thirds of its Shares from July 1, 2005 through June 30, 2009 and any or all of its Shares beginning July 1, 2009. The Azcarraga Trust may withdraw any or all of its Shares from the Shareholder Trust beginning July 1, 2005, but upon any such withdrawal, the Inbursa Trust may freely withdraw any or all of its Shares. Notwithstanding these restrictions, if EAJ transfers Shares such that a third party would control the Issuer, and at the time of the transfer there is no law that would require the third party purchaser to tender for all outstanding Shares (including Shares beneficially owned by the Investor Trust and in the Inbursa Trust), the Investor Trust will have the right to participate in the transfer on the same terms and conditions as EAJ.

                  General

                  The provisions of the Trust Agreement are set forth as an exhibit to this Statement, and are incorporated herein in their entirety by this reference in response to this Item. The foregoing description of the terms and provisions of these documents is a summary only and is qualified in its entirety by reference to such documents.

                  There can be no assurance that the Recapitalization, the Televicentro Distribution or the other transactions described in this Statement will be effected in the manner described, or at all.

CUSIP No. 40049J206 GDSs                13D                       Page 12 of 19


                  Except as set forth in this Statement, the Reporting Persons currently have no plans or proposals which relate to or which would result in any of the actions or transactions described in paragraphs (a) through (j) of
Item 4 of the instructions to Schedule 13D. However, from time to time the Reporting Persons may evaluate the possibility of acquiring additional Shares, disposing of Shares, or entering into corporate transactions involving the Issuer (including, but not limited to, joint ventures and/or other commercial arrangements with the Issuer). The Reporting Persons reserve the right to formulate plans or proposals regarding the Issuer or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Statement, to the extent deemed advisable by the Reporting Persons.

Item 5.           Interest in Securities of the Issuer.
------            ------------------------------------

                  (a) The Shareholder Trust, the Azcarraga Trust, the Inbursa Trust, the Investor Trust, EAJ, Promotora Inbursa and the Investors constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act. Accordingly, following the Televicentro Distribution and related transactions, the Shareholder Trust will beneficially own directly, and each of the Azcarraga Trust, the Inbursa Trust, the Investor Trust, Promotora Inbursa, and each Investor (other than Maria Asuncion Aramburuzabala Larregui, Lucrecia Aramburuzabala Larregui de Fernandez and Carlos Fernandez Gonzalez) may be deemed to beneficially own indirectly the following number of Shares:
62,006,754,825 A Shares, which constitute approximately 49.71% of the 124,736,244,175 A Shares outstanding; 8,000,952,240 B Shares, which constitute approximately 13.28% of the 60,269,682,796 B Shares outstanding; 12,728,787,654 D Shares, which constitute approximately 13.82% of the 92,133,721,715 D Shares outstanding; and 12,728,787,654 L Shares, which constitute approximately 13.82% of the 92,133,721,715 L Shares outstanding (in each case based on the number of Shares outstanding after giving effect to the Recapitalization).

                  EAJ beneficially owns directly 8,010,814 CPOs, which after the Recapitalization will represent 200,270,350 A Shares, 176,237,908 B Shares, 280,378,490 D Shares and 280,378,490 L Shares. Accordingly, following the Televicentro Distribution and related transactions, EAJ will beneficially own the following number of Shares: 62,207,025,175 A Shares, which constitute approximately 49.87% of the 124,736,244,175 A Shares outstanding; 8,177,190,148 B Shares, which constitute approximately 13.57% of the 60,269,682,796 B Shares outstanding; 13,009,166,144 D Shares, which constitute approximately 14.12% of the 92,133,721,715 D Shares outstanding; and 13,009,166,144 L Shares, which constitute approximately 14.12% of the 92,133,721,715 L Shares outstanding (in each case based on the number of Shares outstanding after giving effect to the Recapitalization).

                  Promotora Inbursa beneficially owns directly 7,149,186 CPOs, which after the Recapitalization will represent 178,729,650 A Shares, 157,282,092 B Shares, 250,221,510 D Shares and 250,221,510 L Shares.
Accordingly, following the Televicentro Distribution and related transactions, Promotora Inbursa will beneficially own the following number of Shares:
62,185,484,475 A Shares, which constitute approximately 49.85% of the 124,736,244,175 A Shares outstanding; 8,158,234,332 B Shares, which constitute approximately 13.54% of the 60,269,682,796 B Shares outstanding; 12,979,009,164, D Shares, which constitute approximately 14.09% of the 92,133,721,715 D Shares outstanding; and 12,979,009,164, L Shares, which constitute approximately 14.09% of the 92,133,721,715 L Shares outstanding (in each case based on the number of Shares outstanding after giving effect to the Recapitalization).

                  Following the Televicentro Distribution and related transactions, Carlos Fernandez Gonzalez will beneficially own directly 2,006,637 CPOs, which after the Recapitalization will represent 50,165,925 A Shares, 44,146,014 B Shares, 70,732,295 D Shares and 70,232,295 L Shares. Accordingly, following the Televicentro Distribution and related transactions, Carlos Fernandez Gonzalez will beneficially own the following number of Shares:
62,056,920,750 A Shares, which constitute approximately 49.75% of the 124,736,244,175 A Shares outstanding; 8,045,098,254 B Shares, which constitute approximately 13.35% of the 60,269,682,796 B Shares outstanding; 12,799,019,949 D Shares, which constitute approximately 13.89% of the 92,133,721,715 D Shares outstanding; and 12,799,019,949 L Shares, which constitute approximately 13.89% of the 92,133,721,715 L Shares outstanding (in each case based on the number of Shares outstanding after giving effect to the Recapitalization).

CUSIP No. 40049J206 GDSs                13D                       Page 13 of 19


                  Maria Asuncion Aramburuzabala Larregui beneficially owns directly 993,209 CPOs and 37,600 GDSs, which after the Recapitalization will represent 43,630,225 A Shares, 38,394,598 B Shares, 61,082,315 D Shares and 61,082,315 L Shares. Lucrecia Aramburuzabala Larregui de Fernandez beneficially owns directly 993,209 CPOs and 37,600 GDSs, which after the Recapitalization will represent 43,630,225 A Shares, 38,394,598 B Shares, 61,082,315 D Shares and 61,082,315 L Shares. Accordingly, following the Televicentro Distribution and related transactions, each of Maria Asuncion Aramburuzabala Larregui and Lucrecia Aramburuzabala Larregui de Fernandez will beneficially own the following number of Shares: 62,050,385,050 A Shares, which constitute approximately 49.75% of the 124,736,244,175 A Shares outstanding; 8,039,346,838 B Shares, which constitute approximately 13.34% of the 60,269,682,796 B Shares outstanding; 12,789,869,969 D Shares, which constitute approximately 13.88% of the 92,133,721,715 D Shares outstanding; and 12,789,869,969 L Shares, which constitute approximately 13.88% of the 92,133,721,715 L Shares outstanding (in each case based on the number of Shares outstanding after giving effect to the Recapitalization).

                  Each of the Reporting Persons expressly disclaims beneficial ownership of Shares directly beneficially owned by any direct or indirect participant in the Shareholder Trust, other than such Reporting Person.

                  (b) (1) Shareholder Trust

                      Pursuant to the Trust Agreement, following the Televicentro Distribution and related transactions, the Shareholder Trust will have the shared power to vote, or direct the voting, of the following number of
Shares: 62,006,754,825 A Shares, 8,000,952,240 B Shares, 12,728,787,654 D
Shares, and 12,728,787,654 L Shares. The Shareholder Trust will have no power to dispose, or direct the disposition, of any Shares.

                      (2) EAJ

                      Pursuant to the Trust Agreement, following the Televicentro Distribution and related transactions, EAJ, as the sole beneficiary of the Azcarraga Trust, will have the shared power to vote, or direct the voting, and the shared power to dispose, or direct the disposition, of the following number of Shares: 62,006,754,825 A Shares, 8,000,952,240 B Shares, 12,728,787,654 D Shares, and 12,728,787,654 L Shares.

                      EAJ has, and following the Televicentro Distribution and related transactions will have, the sole power to vote, or direct the voting, or to dispose, or direct the disposition, of the following number of Shares:
200,270,350 A Shares, 176,237,308 B Shares, 280,378,490 D Shares and 280,378,490
L Shares.

                      Upon release of all Shares from the Shareholder Trust, EAJ would have the sole power to vote, or direct the voting, and the sole power to dispose, or direct the disposition, of the following number of Shares, in addition to the Shares described in the preceeding paragraph]: 52,969,750,686 A Shares, 48,388,597 B Shares, 76,981,859 D Shares and 76,981,859 L Shares.

CUSIP No. 40049J206 GDSs                13D                       Page 14 of 19

                      (3) Promotora Inbursa

                      Pursuant to the Trust Agreement, following the Televicentro Distribution and related transactions, Promotora Inbursa, as the sole beneficiary of the Inbursa Trust, will have the shared power to vote, or direct the voting, of 8,000,952,240 B Shares with respect to the election of two individuals to serve as members of the Issuer's Board of Directors.

                      Pursuant to the Trust Agreement, following the Televicentro Distribution and related transactions, Promotora Inbursa, as the sole beneficiary of the Inbursa Trust, will have the shared power to dispose, or direct the disposition, of the following number of Shares: 62,006,754,825 A Shares, 8,000,952,240 B Shares, 12,728,787,654 D Shares, and 12,728,787,654 L
Shares.

                      Promotora Inbursa has, and following the Televicentro Distribution and related transactions will have, the sole power to vote, or direct the voting, or to dispose, or direct the disposition, of the following number of Shares: 178,729,650 A Shares, 157,282,092 B Shares, 250,221,510 D
Shares and 250,221,510 L Shares.

                      Upon release of all Shares from the Shareholder Trust, Promotora Inbursa would have the sole power to vote, or direct the voting, and the sole power to dispose, or direct the disposition, of the following number of
Shares: 4,994,724,717 A Shares, 4,395,357,751 B Shares, 6,992,614,604 D Shares
and 6,992,614,604 L Shares.

                      (4) Investors and the Investor Trust

                      Pursuant to the Trust Agreement, following the Televicentro Distribution and related transactions, each of the Investors and the Investor Trust will have the shared power to vote, or direct the voting, of 8,000,952,240 B Shares with respect to the election of one individual to serve as a member of the Issuer's Board of Directors.

                      Pursuant to the Trust Agreement, following the Televicentro Distribution and related transactions, each of the Investors and the Investor Trust will have the shared power to dispose, or direct the disposition, of the following number of Shares: 62,006,754,825 A Shares, 8,000,952,240 B Shares, 12,728,787,654 D Shares, and 12,728,787,654 L Shares.

                      Pursuant to the Trust Agreement, following the Televicentro Distribution and related transactions, Carlos Fernandez Gonzalez will have the sole power to vote, or direct the voting, or to dispose, or direct the disposition, of the following Shares: 50,165,925 A Shares, 44,146,014 B Shares, 70,732,295 D Shares and 70,232,295 L Shares.

                      Maria Asuncion Aramburuzabala Larregui has, and following the Televicentro Distribution and related transactions will have, the sole power to vote, or direct the voting, or to dispose, or direct the disposition, of the following number of Shares: 43,630,225 A Shares, 38,394,598 B Shares, 61,082,315 D Shares, 61,082,315 L Shares.

                      Lucrecia Aramburuzabala Larregui de Fernandez has, and following the Televicentro Distribution and related transactions will have, the sole power to vote, or direct the voting, and to dispose, or direct the disposition, of the following number of Shares: 43,630,225 A Shares, 38,394,598 B Shares, 61,082,315 D Shares, 61,082,315 L Shares.

CUSIP No. 40049J206 GDSs                13D                       Page 15 of 19

                      Upon release of all Shares from the Shareholder Trust, each Investor and the Investor Trust would have the shared power to vote, or direct the voting, and the shared power to dispose, or direct the disposition, of the following number of Shares: 4,042,279,421 A Shares, 3,557,205,891 B Shares, 5,659,191,190 D Shares and 5,659,191,190 L Shares.

                  (c) Except as described herein, no transactions in Shares were effected during the past 60 days by the Reporting Persons.

                  (d) Not applicable.

                  (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  Except as disclosed in Item 4 of this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to Shares.

Item 7.           Material to be Filed as Exhibits.
------            --------------------------------

                1.Powers of Attorney

                2.Joint Filing Agreement

                3.Trust Agreement relating to Trust No. 80375, dated as of March 23, 2004, by and among Nacional Financiera, S.N.C., as trustee of Trust No. 80370, Banco Inbursa, S.A., as trustee of Trust No. F/0553, Banco Nacional de Mexico, S.A., as trustee of Trust No. 14520-1, Nacional Financiera, S.N.C., as trustee of Trust No. 80375, Emilio Azcarraga Jean, Promotora Inbursa, S.A. de C.V., Maria Asuncion Aramburuzabala Larregui, Lucrecia Aramburuzabala Larregui de Fernandez, Maria de las Nieves Fernandez Gonzalez, Antonino Fernandez Rodriguez, Carlos Fernandez Gonzalez, Grupo Televisa, S.A. and Grupo Televicentro, S.A. de C.V.

CUSIP No. 40049J206 GDSs                13D                       Page 16 of 19


                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement with respect to Maria Asuncion Aramburuzabala Larregui is true, complete and correct.

                             Maria Asuncion Aramburuzabala Larregui


                            By: /s/ Maria Asuncion Aramburuzabala Larregui
                               -------------------------------------------------


         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement with respect to Lucrecia Aramburuzabala Larregui de Fernandez is true, complete and correct.

                            Lucrecia Aramburuzabala Larregui de Fernandez

                            By:/s/ Lucrecia Aramburuzabala Larregui de Fernandez
                               -------------------------------------------------


         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement with respect to Maria de las Nieves Fernandez Gonzalez is true, complete and correct.

                            Maria de las Nieves Fernandez Gonzalez


                            By: /s/ Carlos Fernandez Gonzalez
                               -------------------------------------------------
                            Title: Attorney-in-Fact


         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement with respect to Antonino Fernandez Rodriguez is true, complete and correct.

                            Antonino Fernandez Rodriguez


                            By: /s/ Antonino Fernandez Rodriguez
                               -------------------------------------------------

CUSIP No. 40049J206 GDSs                13D                       Page 17 of 19


         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement with Carlos Fernandez Gonzalez is true, complete and correct.

                                   Carlos Fernandez Gonzalez


                                   By: /s/ Carlos Fernandez Gonzalez
                                      ------------------------------

CUSIP No. 40049J206 GDSs                13D                       Page 18 of 19


         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement with respect to Trust No. 14520-1 is true, complete and correct.

                                   Banco Nacional de Mexico, S.A., as trustee of Trust No. 14520-1

                                   By:/s/  Emilio Fragoso Garcia
                                      ------------------------------
                                   Name:  Emilio Fragoso Garcia
                                   Title: Delegado Fiduciario

CUSIP No. 40049J206 GDSs                13D                       Page 19 of 19


                                   SCHEDULE I

                                 Investor Trust

           All of the individuals listed below are citizens of Mexico.

Name                             Principal Occupation                   Principal Business Address
----                             --------------------                   --------------------------

Maria Asuncion Aramburuzabala    Chief Executive Officer,               Paseo de los Tamarindos 400 torre B
Larregui                         Tresalia Capital S.A. de C.V.          Piso 25
                                                                        Col. Bosques de las Lomas
                                                                        Cuajimalpa de Modelos
                                                                        05120 Mexico D.F.
                                                                        Mexico

Lucrecia Aramburuzabala          Investor                               Paseo de los Tamarindos 400 torre B
Larregui de Fernandez                                                   Piso 25
                                                                        Col. Bosques de las Lomas
                                                                        Cuajimalpa de Modelos
                                                                        05120 Mexico D.F.
                                                                        Mexico

Maria de las Nieves Fernandez    Investor                               Paseo de los Tamarindos 400 torre B
Gonzalez                                                                Piso 25
                                                                        Col. Bosques de las Lomas
                                                                        Cuajimalpa de Modelos
                                                                        05120 Mexico D.F.
                                                                        Mexico

Antonino Fernandez Rodriguez     Chairman of the Board,                 Paseo de los Tamarindos 400 torre B
                                 Grupo Modelo S.A. de C.V.              Piso 25
                                                                        Col. Bosques de las Lomas
                                                                        Cuajimalpa de Modelos
                                                                        05120 Mexico D.F.
                                                                        Mexico

Carlos Fernandez Gonzalez        Chief Executive Officer,               Paseo de los Tamarindos 400 torre B
                                 Grupo Modelo S.A. de C.V.              Piso 25
                                                                        Col. Bosques de las Lomas
                                                                        Cuajimalpa de Modelos
                                                                        05120 Mexico D.F.
                                                                        Mexico